SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

EDISON INTERNATIONAL

(Name of Subject Company (Issuer))

EDISON INTERNATIONAL, AS ISSUER

(Name of Filing Persons (Identifying status as offeror, issuer, or other person))

5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B

5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A

(Title of Class of Securities)

281020AT4

281020AS6

(CUSIP Number of Class of Securities)

Kathleen Brennan de Jesus

Senior Attorney

2244 Walnut Grove Avenue (P.O. Box 800)

Rosemead, California 91770

626-302-3476

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Lopez

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza,

New York, NY 10006

212-225-2632

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Edison International, a California corporation (the “Company”) with the Securities and Exchange Commission (“SEC”) on October 11, 2023, as amended by Amendment No. 1 (the “Amendment No. 1”), filed with the SEC on October 25, 2023 (as amended, the “Schedule TO”). The Schedule TO relates to the offers by the Company to purchase its outstanding 5.00% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock” and such offer, the “Series B Offer”) and its 5.375% Fixed-Rate Reset Cumulative Perpetual Preferred Stock, Series A (the “Series A Preferred Stock” and, together with the Series B Preferred Stock, the “Securities” and such offer, the “Series A Offer” and, together with the Series B Offer, the “Offers” each, an “Offer”) for a maximum aggregate purchase price in cash of up to $750 million (the “Maximum Aggregate Purchase Price”), plus Accrued Dividends (as defined in the Offer to Purchase), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 11, 2023 (as amended by Amendment No. 1 and as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” and which together with the Offer to Purchase, constitutes the Offers), copies of which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Offer to Purchase and the Letter of Transmittal remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO and in the Offer to Purchase or the Letter of Transmittal. You should read Amendment No. 2 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Offer to Purchase (Exhibit (a)(1)(A) to the Schedule TO)

The Offer to Purchase is hereby restated and supplemented as follows:

Important

On page i, the first paragraph of this section is restated as follows: “The purpose of the Offers is to reduce our overall long-term cost of financing by reducing the amount of our preferred stock outstanding. The Company intends to pay the consideration payable by it pursuant to the Offers and the fees and expenses incurred by it in connection therewith, with cash on hand, proceeds of debt issuances, which may include commercial paper and junior subordinated notes, or a combination of the foregoing. As of the date of this Offer to Purchase, the Securities are assigned equity content by S&P Global Ratings. While the Company has not determined whether or when it will proceed with a securities offer, if it does proceed it intends to offer securities that will be assigned a similar amount of equity content as is assigned to any repurchased securities. The replacement securities are expected to have a lower overall long-term cost of financing, resulting from changes in dividend and interest obligations, than the repurchased securities.”

Summary Term Sheet

On page 2, the paragraph in the row entitled “Source and Amount of Funds” is restated as follows: “The Company intends to pay the consideration payable by it pursuant to the Offers and the fees and expenses incurred by it in connection therewith, with cash on hand, proceeds of debt issuances, which may include commercial paper and junior subordinated notes, or a combination of the foregoing. As of the date of this Offer to Purchase, the Securities are assigned equity content by S&P Global Ratings. While the Company has not determined whether or when it will proceed with a securities offer, if it does proceed it intends to offer securities that will be assigned a similar amount of equity content as is assigned to any repurchased securities. The replacement securities are expected to have a lower overall long-term cost of financing, resulting from changes in dividend and interest obligations, than the repurchased securities. If the Offers are fully subscribed, the Company will pay the Maximum Aggregate Purchase Price, to purchase the Securities, excluding fees and expenses of the Company.”

On page 3, the paragraph in the row entitled “Purpose of the Offers” is restated as follows: “The purpose of the Offers is to reduce our overall long-term cost of financing by reducing the amount of our preferred stock outstanding.”

The Offers – Section 2 – Purpose of the Offers

On page 9, the first paragraph under Section 2 is restated as follows: “The Offers. The purpose of the Offers is to reduce our overall long-term cost of financing by reducing the amount of our preferred stock outstanding.”

The Offers – Section 8 – Source and Amount of Funds

On page 15, the paragraph under Section 8 is restated as follows: “The Company intends to pay the consideration payable by it pursuant to the Offers and the fees and expenses incurred by it in connection therewith, with cash on hand, proceeds of debt issuances, which may include commercial paper and junior subordinated notes, or a combination of the foregoing. As of the date of this Offer to Purchase, the Securities are assigned equity content by S&P Global Ratings. While the Company has not determined whether or when it will proceed with a securities offer, if it does proceed it intends to offer securities that will be assigned a similar amount of equity content as is assigned to any repurchased securities. The replacement securities are expected to have a lower overall long-term cost of financing, resulting from changes in dividend and interest obligations, than the repurchased securities. If the Offers are fully subscribed, the Company will pay the Maximum Aggregate Purchase Price, excluding fees and expenses of the Company, to purchase the Securities.”

The Offers – Section 9 – Certain Information Concerning the Company

On page 15, the second bullet under the fifth paragraph entitled “Incorporation by Reference.” is restated as follows: “Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2023.”

On page 16, the second paragraph is deleted.

On page 16, the third paragraph is restated as follows: “Certain Financial Information. The Company incorporates by reference the financial statements and notes thereto included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 23, 2022, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed on July 27, 2023, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed on November 1, 2023.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EDISON INTERNATIONAL

By:	/s/ Maria Rigatti
Name: Maria Rigatti
Title: Executive Vice President and Chief Financial Officer

Date: November 1, 2023

EXHIBIT INDEX

(a)(1)(A)**	Offer to Purchase, dated October 11, 2023.

(a)(1)(B)**	Form of Letter of Transmittal.

(a)(1)(C)**	Summary Advertisement, dated October 11, 2023.

(a)(1)(D)**	Retail Processing Dealer Form.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Launch Press Release, dated October 11, 2023

(b)	Not applicable.

(d)(1)	Certificate of Restated Articles of Incorporation of Edison International, effective December 19, 2006, together with all Certificates of Determination of Preference of Preferred Stock issued since December 19, 2006 (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(2)	Bylaws of Edison International, as amended effective, December 8, 2022 (File No. 1-9936, filed as Exhibit No. 3.1 to Edison International’s Form 8-K dated December 8, 2022 and filed December 9, 2022).

(d)(3)	Form of Certificate representing Series A Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.375% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series A) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(d)(4)	Form of Certificate representing Series B Preferred Stock (included as Exhibit A to Certificate of Determination of the 5.00% Fixed Rate Reset Cumulative Perpetual Preferred Stock Series B) (File No. 1-9936, filed as Exhibit 3.1 to Edison International’s Form 10-K for the year ended December 31, 2021).

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

107*	Filing Fee Table

*	Filed herewith
**	Filed previously